                                                       RULE NO. 424(b)(5)
                                                       REGISTRATION NO. 33-62819


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 17, 1995

                                  $200,000,000

                       CHAMPION INTERNATIONAL CORPORATION

                     6.40% DEBENTURES DUE FEBRUARY 15, 2026

                               ----------------

  Interest on the Debentures is payable on February 15 and August 15 of each year, commencing August 15, 1996. The Debentures will not be redeemable at the option of the Company prior to maturity and do not provide for any sinking fund. The registered holder of each Debenture may elect to have that Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on February 15, 2006 at 100% of the principal amount thereof, together with accrued interest to February 15, 2006. Such election, which is irrevocable when made, must be made within the period commencing on December 15, 2005 and ending at the close of business on January 15, 2006. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Debentures".

  The Debentures offered hereby will be represented by one or more Global Securities representing Book-Entry Securities and will be registered in the name of Cede & Co., the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in the Prospectus under "Description of Debt Securities-- Book-Entry Securities", Debentures in certificated form will not be issued in exchange for the Global Securities and owners of beneficial interests in a Global Security will not be considered the Holders thereof. Settlement for the Debentures will be made in immediately available funds. The Debentures each will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debentures--Same-Day Funds Settlement System and Payment" and "Description of Debt Securities".

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF THE  PROSPECTUS  OR  THIS
        PROSPECTUS  SUPPLEMENT.  ANY  REPRESENTATION  TO THE  CONTRARY
                            IS A CRIMINAL OFFENSE.

                               ----------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Debenture......................      99.940%         0.650%       99.290%
Total..............................   $199,880,000     $1,300,000  $198,580,000

--------
(1) Plus accrued interest from February 15, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $165,000 payable by the Company.

                               ----------------

  The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about February 20, 1996 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                        SALOMON BROTHERS INC

                               ----------------

          The date of this Prospectus Supplement is February 14, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, as amended (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Debt Securities described in the Prospectus. Neither this Prospectus Supplement nor the Prospectus contains all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such material and other information about the Company are available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                  THE COMPANY

  Champion International Corporation (the "Company") is one of the leading domestic manufacturers of paper for business communications, commercial printing, publications and newspapers. In addition, the Company has plywood and lumber manufacturing operations and, as of January 31, 1996, owned or controlled approximately 5,300,000 acres of timberlands in the United States. The Company's Canadian and Brazilian subsidiaries also own or control significant timber resources supporting their operations.

  The Company, after its merger with St. Regis Corporation in 1984, redefined its business strategy to become primarily a producer of pulp and paper with a particular emphasis on printing and writing papers. In 1995, over 86% of the Company's sales were generated by the Company's paper business.

  The Company was incorporated under the laws of the State of New York in 1937. The principal executive offices of the Company are located at One Champion Plaza, Stamford, Connecticut 06921; telephone number (203) 358-7000.

                                USE OF PROCEEDS

  The Company intends to apply the net proceeds from the sale of the 6.40% Debentures due February 15, 2026 (the "Debentures") offered hereby to the payment at maturity of a portion of the Company's commercial paper and short-term notes which are classified as long-term debt for balance sheet purposes and to the prepayment of a portion of the Company's bank term loans. The proceeds from such commercial paper, notes and term loans were used for general corporate purposes. The commercial paper and notes to be repaid at maturity with the proceeds of the Debentures bear interest at rates ranging from 5.36% to 5.42% and mature from February 20 through February 23, 1996. The Company's term loans bear interest at rates currently ranging from 5.5633% to 6.1250% and mature from August 8, 1996 to June 30, 1999. The Company, however, has not yet identified which of these term loans will be prepaid. Prior to such applications, such proceeds may be invested in short-term investments.

                           DESCRIPTION OF DEBENTURES

  The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. The particular terms of the Debentures offered by this Prospectus Supplement are described herein. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

  The Debentures will be limited to $200,000,000 aggregate principal amount and will mature on February 15, 2026. The Debentures will bear interest at the rate per annum shown on the cover of this Prospectus Supplement from February 15, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 15 and August 15 of each year, commencing August 15, 1996, to the person in whose name a Debenture (or any predecessor Debenture) is registered at the close of business on the February 1 or August 1, as the case may be, next preceding such Interest Payment Date. The covenants contained in the Indenture and the Debentures would not necessarily afford holders of the Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Debentures.

   The Debentures will not be redeemable at the option of the Company prior to maturity and do not provide for any sinking fund.

OPTIONAL REPAYMENT

  The Debentures may be repaid on February 15, 2006, at the option of the registered holders of the Debentures, at 100% of their principal amount, together with accrued interest to February 15, 2006. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on December 15, 2005 and ending at 5:00 p.m. (New York City time) on January 15, 2006 (or, if January 15, 2006 is not a Business Day, the next succeeding Business Day), the Debenture with the form entitled "Option to Elect Repayment on February 15, 2006" on the reverse of the Debenture duly completed. Any such notice received by the Company during the period beginning on December 15, 2005 and ending at 5:00 p.m. (New York City time) on January 15, 2006 shall be irrevocable. See "Book-Entry System", below. The repayment option may be exercised by the holder of a Debenture for less than the entire principal amount of the Debentures held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture for repayment will be determined by the Company, whose determination will be final and binding.

  Failure by the Company to repay the Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

  As long as the Debentures are represented by a Global Security, the Depositary's nominee will be the registered holder of the Debentures and therefore will be the only entity that can exercise a right to repayment. See "Book-Entry System", below.

BOOK-ENTRY SYSTEM

  Except as described in the Prospectus under "Description of Debt Securities-- Book-Entry Securities", owners of beneficial interests in a Global Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Debentures in definitive form, and no Global Security will be exchangeable except for another Global Security of like denomination and terms to be registered in the name of the Depositary or its nominee.

  The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

  So long as the Debentures are represented by a Global Security, the Depositary's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Debentures. Notice by Participants or by owners of beneficial interests in a Global Security held through such Participants of the exercise of the option to elect repayment of beneficial interests in Debentures represented by a Global Security must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Debenture, the beneficial owner of such Debenture must instruct the broker or other Participant through which it holds an interest in such Debenture to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant through which it holds an interest in a Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of such notice to the Depositary.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company and consolidated subsidiaries (a) as of December 31, 1995 and (b) as adjusted to give effect to the sale of the Debentures offered hereby, and the application of the net proceeds therefrom to the payment at maturity of a portion of the Company's commercial paper and short-term notes classified as long-term debt. See "Use of Proceeds".

                                                      OUTSTANDING   AS ADJUSTED
                                                      ------------  ------------
                                                      (IN THOUSANDS OF DOLLARS)
Total short-term debt (a)...........................  $    227,827  $    227,827
                                                      ============  ============
Long-term debt:
  Debentures offered hereby.........................  $        --   $    200,000
  Secured, 9.9% average rate, payable through 2007..         2,532         2,532
  Unsecured fixed rate, 8.1% average rate, payable
   through 2028.....................................     2,010,988     2,010,988
  Unsecured variable rate, 6.2% average rate, pay-
   able through 2020 (b)............................       525,513       325,513
Long-term lease obligations, 6.8% average rate, pay-
 able through 2029..................................       285,636       285,636
Long-term other contractual obligations, 5.9% aver-
 age rate, payable through 1998.....................         3,840         3,840
                                                      ------------  ------------
    Total long-term debt and obligations (exclusive
     of current installments) (c)...................     2,828,509     2,828,509
                                                      ------------  ------------
Deferred income taxes...............................     1,218,978     1,218,978
                                                      ------------  ------------
Minority interest in subsidiaries...................       105,241       105,241
                                                      ------------  ------------
Shareholders' equity................................     3,646,691     3,646,691
                                                      ------------  ------------
    Total long-term obligations and shareholders'
     equity.........................................  $  7,799,419   $ 7,799,419
                                                      ============  ============

--------
(a) Includes current installments of long-term debt of $78 million, but excludes the $58 million of U.S. commercial paper, other current maturities of long-term debt and other short-term obligations referred to in footnote
    (b) below.
(b) Unsecured variable rate debt includes borrowings which are payable in less than one year. The Company has the ability to refinance these borrowings through the expiration dates of its credit agreements provided that the Company continues to meet required conditions. At December 31, 1995, the Company had $58 million of U.S. commercial paper, other current maturities of long-term debt and other short-term obligations outstanding, all of which are classified as long-term debt, down from $382 million at year-end 1994. In addition, at December 31, 1995, the Company had $40 million of notes outstanding under its U.S. bank lines of credit, down from $65 million at year-end 1994.
(c) The annual principal payment requirements under the terms of all long-term debt agreements for the years 1996 through 2000 are $78 million, $178 million, $377 million, $380 million and $203 million, respectively.

                        SELECTED FINANCIAL INFORMATION

  The following tables set forth certain selected financial information of the Company and its consolidated subsidiaries and the ratio of earnings to fixed charges for, and as of the end of, each of the five years in the period ended December 31, 1995. The selected financial information is qualified by reference to the audited consolidated financial statements and other information and data included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1995. See such reports for the Company's complete consolidated statement of income and consolidated balance sheet for such periods. The selected financial information provided below is not necessarily indicative of the future results of operations or financial performance for the Company.

                                         YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------------
                             1991        1992        1993        1994        1995
                             ----        ----        ----        ----        ----
OPERATING RESULTS
-----------------              (IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)
Net sales...............  $4,786,403  $4,926,471  $5,068,833  $5,318,192  $6,972,038
Income from operations..     179,184      73,371      66,392     266,000   1,429,490
Interest and debt
 expense................     210,527     206,295     224,658     235,086     226,016
Other (income) expense--
 net (a)................    (109,541)   (142,516)      7,410     (57,342)    (33,089)
Income (loss) before
 extraordinary item and
 cumulative effect of
 accounting changes.....      40,343      13,920    (134,454)     63,305     771,835
Extraordinary item--loss
 on early retirement of
 debt--net of taxes.....         --          --      (14,266)        --          --
Cumulative effect of
 accounting changes,
 net of taxes (b).......         --     (454,314)     (7,523)        --          --
Net income (loss).......      40,343    (440,394)   (156,243)     63,305     771,835
Ratio of earnings to
 fixed charges (c)......        1.08         --          --         1.29        5.92
                                               DECEMBER 31,
                          ----------------------------------------------------------
                             1991        1992        1993        1994        1995
                             ----        ----        ----        ----        ----
BALANCE SHEET DATA
------------------
Total assets............  $8,655,877  $9,381,432  $9,142,769  $8,963,628  $9,543,302
Short-term debt.........     141,497     131,260     176,310     399,106     227,827
Long-term debt..........   2,977,873   3,290,875   3,316,165   2,889,252   2,828,509
$92.50 Preference Stock.     300,000     300,000     300,000     300,000         --
Shareholders' equity....   3,671,144   3,158,803   2,950,118   2,960,745   3,646,691

-------
 (a) For a description of the items constituting Other (income) expense--net for the years ended December 31, 1992, 1993 and 1994 see Note 11 to the consolidated financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994. The twelve-month period ended December 31, 1995 included a gain of $89 million from the sale of certain operations in Canada and charges of $68 million primarily from the writedown of certain U.S. paper and wood products assets.

  (b) During the fourth quarter of 1993, the Company adopted, retroactive to January 1, 1993, Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits". During the fourth quarter of 1992, the Company adopted, retroactive to January 1, 1992, SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes."

  The cumulative catch-up adjustment of SFAS 112, as of January 1, 1993, resulted in a one-time charge of $8 million to 1993 earnings after reduction of approximately $5 million for income tax effects. The cumulative catch-up adjustment of SFAS 106, as of January 1, 1992, resulted in a one-time charge of $213 million to 1992 earnings after reduction of approximately $126 million for income tax effects. The cumulative catch-up adjustment of SFAS 109, as of January 1, 1992, resulted in a one-time after-tax charge of $242 million to 1992 earnings.

  (c) For the purpose of these ratios, earnings have been determined by adding fixed charges and income taxes to net income and deducting therefrom (i) undistributed income of affiliates which are not wholly-owned and which are accounted for on an equity basis and (ii) capitalized interest. Fixed charges consist of (i) interest on indebtedness, including capitalized interest and amortization of debt discount and premium; (ii) the estimated portion of rent expense which approximates an interest factor; and (iii) preferred stock dividend requirements of a consolidated subsidiary.

                              RECENT DEVELOPMENTS

1995 OPERATING RESULTS

  The Company reported 1995 net income of $772 million or $7.67 per share fully diluted. This compares to $63 million or 38c per share in 1994.

  For the fourth quarter, the Company reported earnings per share fully diluted of $2.26. This compares to earnings of $1.02 per share for the fourth quarter of 1994 and $2.44 per share for the third quarter of 1995.

  The Company's paper segment reported operating income for 1995 of $1.365 billion compared to $71 million in 1994. The increase was attributable primarily to significantly higher prices for all of the Company's major pulp and paper grades. Fourth quarter income of $367 million compared to $113 million in the fourth quarter of 1994 and $423 million in the third quarter of 1995. The decline from the third quarter was due mainly to lower shipments and somewhat lower prices for uncoated and coated freesheet papers and hardwood market pulp.

  The Company's wood products segment reported income from operations for 1995 of $137 million compared to $242 million in 1994. The decline was attributable principally to lower prices for lumber. Fourth quarter income from operations of $27 million compared to $61 million in the fourth quarter of 1994 and $34 million in the third quarter of 1995.

LOWER FIRST QUARTER 1996 EARNINGS EXPECTED

  During the first quarter of 1996, prices have continued to decline for a number of the Company's pulp and paper grades. In addition, the Company experienced outages and production slowdowns at several of its U.S. and Canadian pulp and paper mills as the result of extreme cold weather conditions. While normal production levels have resumed at all of the affected facilities, these outages and the related equipment repair costs, together with the price declines, will result in lower earnings for the first quarter of 1996 than for the fourth quarter of 1995.

STOCK PURCHASE PROGRAM

  On August 17, 1995, the Board of Directors of the Company authorized the purchase of up to 5,000,000 shares of the Company's Common Stock from time to time on the open market and through privately negotiated transactions. The Company has purchased 1,381,300 shares through January 31, 1996, and had outstanding on such date 95,469,541 shares.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated February 14, 1996 and in the related Pricing Agreement dated February 14, 1996, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co. and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                     PRINCIPAL
                                                                      AMOUNT
                             UNDERWRITER                           OF DEBENTURES
                             -----------                           -------------
   Goldman, Sachs & Co. .......................................... $ 75,000,000
   Salomon Brothers Inc ..........................................   75,000,000
   J.P. Morgan Securities Inc. ...................................   20,000,000
   UBS Securities Inc. ...........................................   10,000,000
   NationsBanc Capital Markets, Inc. .............................   10,000,000
   Chemical Securities Inc. ......................................   10,000,000
                                                                   ------------
       Total...................................................... $200,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

  The Underwriters propose to offer the Debentures in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  Settlement for the Debentures will be made in immediately available funds and all secondary trading in the Debentures will settle in immediately available funds. See "Description of Debentures--Same-Day Funds Settlement System and Payment".

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Chemical Securities Inc., one of the Underwriters, is a wholly owned subsidiary of Chemical Banking Corporation. Walter V. Shipley, a director of the Company and Chairman of the Audit Committee and a member of the Committee on Board Affairs of the Company's Board of Directors is Chairman and Chief Executive Officer of Chemical Banking Corporation. Andrew C. Sigler, Chairman and Chief Executive Officer of the Company, is a director of Chemical Banking Corporation. Chemical Bank, an affiliate of Chemical Securities Inc., participates on a regular basis in various general financing and banking transactions and services (including certain trusteeships) for the Company.

                                 LEGAL OPINIONS

  The validity of the Debentures will be passed upon for the Company by Lawrence A. Fox, Esq., Vice President and Secretary of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Fox holds options to acquire 9,050 shares of the Company's Common Stock and, as of December 31, 1995, 2,346 shares of the Company's Common Stock were held for his account under an employee benefit plan.

                                    EXPERTS

  The audited financial statements and schedules incorporated by reference into the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                       CHAMPION INTERNATIONAL CORPORATION

                                DEBT SECURITIES
                               ----------------

  Champion International Corporation (the "Company") may offer and sell from time to time up to $600,000,000 aggregate principal amount of its debt securities, consisting of debentures, notes and/or other nonconvertible, unsecured evidences of indebtedness (the "Debt Securities"). The Debt Securities may be offered as separate series on terms to be determined at the time of sale. The specified designation, aggregate principal amount, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of any interest, terms for any redemption at the option of the Company or the holder, terms for any sinking fund payments, initial public offering price and other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). Debt Securities may be denominated in United States dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

  The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". Such underwriters may include Goldman, Sachs & Co., J.P. Morgan Securities Inc., Salomon Brothers Inc or another underwriter acting alone or may be a group of underwriters represented by firms including Goldman, Sachs & Co., J.P. Morgan Securities Inc. or Salomon Brothers Inc. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.
                               ----------------

  THESE  SECURITIES   HAVE  NOT  BEEN   APPROVED  OR  DISAPPROVED   BY  THE
   SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION,
     NOR  HAS  THE  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE
      SECURITIES  COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                               ----------------

               The date of this Prospectus is November 17, 1995.

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, WITH RESPECT TO PARTICULAR OFFERED DEBT SECURITIES (AS HEREINAFTER DEFINED), THE PROSPECTUS SUPPLEMENT RELATING THERETO, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AND, WITH RESPECT TO PARTICULAR OFFERED DEBT SECURITIES, THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Debt Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such material and other information about the Company are available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Company's Quarterly Reports on Form 10-Q for the three month periods ended March 31, 1995, June 30, 1995 and September 30, 1995, which have been filed by the Company under the 1934 Act, are incorporated by reference herein.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference herein, other than exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Lawrence A. Fox, Esq., Vice President and Secretary, Champion International Corporation, One Champion Plaza, Stamford, Connecticut 06921; telephone number (203) 358-7000.

                                  THE COMPANY

  Champion International Corporation (the "Company") is one of the leading domestic manufacturers of paper for business communications, commercial printing, publications and newspapers. In addition, the Company is a major manufacturer of market pulp, plywood and lumber and owns or controls approximately 5,100,000 acres of timberlands in the United States. The Company's Canadian and Brazilian subsidiaries also own or control significant timber resources supporting their operations.

  The Company was incorporated under the laws of the State of New York in 1937. The principal executive offices of the Company are located at One Champion Plaza, Stamford, Connecticut 06921; telephone number (203) 358-7000.

                                USE OF PROCEEDS

  Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general corporate funds and may be used to pay at maturity a portion of the Company's commercial paper and short-term notes which are classified as long-term debt for balance sheet purposes, to reduce or refinance long-term debt or for general corporate purposes. Prior to such application, all or a portion of the net proceeds may be invested in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown.

                  YEARS ENDED DECEMBER 31,                             NINE MONTHS
         -----------------------------------------------------            ENDED
         1990     1991       1992(1)       1993(2)       1994       SEPTEMBER 30, 1995
         ----     ----       -------       -------       ----       ------------------
         2.44     1.08         --            --          1.29              5.76

--------
(1) For the twelve month period ended December 31, 1992, fixed charges exceeded earnings by $34.8 million.
(2) For the twelve month period ended December 31, 1993, fixed charges exceeded earnings by $204 million.

  For the purpose of these ratios, earnings have been determined by adding fixed charges and income taxes to income from continuing operations and deducting therefrom (i) undistributed income of affiliates which are not wholly-owned and which are accounted for on an equity basis and (ii) capitalized interest. Fixed charges consist of (i) interest on indebtedness, including capitalized interest and amortization of debt discount and premium;
(ii) the estimated portion of rent expense which approximates an interest factor; and (iii) preferred stock dividend requirements of a consolidated subsidiary.

                         DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities are to be issued under an Indenture (the "Indenture"), dated as of May 1, 1992, between the Company and Chemical Bank, a corporation organized under the laws of the State of New York, as Trustee (the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Section references used herein are references to the Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Indenture.

GENERAL

  The Debt Securities will be nonconvertible, unsecured obligations of the Company.

  The Debt Securities of any series may be issued in definitive form or, if provided in the Prospectus Supplement relating thereto, may be represented in whole or in part by a Global Security or Securities, registered in the name of a Depositary designated by the Company. Each Debt Security represented by a Global Security is referred to herein as a "Book-Entry Security".

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities;
(iii) the date or dates on which the principal of the Offered Debt Securities is payable; (iv) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, or the method by which such date or dates shall be determined, the date on which payment of such interest will commence, the Interest Payment Dates on which such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date;
(v) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities will be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed in whole or in part by the Company; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be repaid, in whole or in part, at the option of the Holder thereof; (viii) the right, if any, of the Company to issue Offered Debt Securities in lieu of Offered Debt Securities theretofore redeemed or repaid; (ix) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the currency of payment of principal of and premium, if any, and interest on the Offered Debt Securities; (xii) any index used to determine the amount of payments of principal of and premium, if any, and interest on the Offered Debt Securities;
(xiii) whether the Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities; and (xiv) any other terms of the Offered Debt Securities. (Section 301)

  Unless otherwise provided in a Prospectus Supplement and except with respect to Book-Entry Securities, principal, premium, if any, and interest, if any, will be payable, and the Debt Securities will be transferable, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, The City of New York, which will be the office of the Trustee, at 450 West 33rd Street, New York, New York 10001, or at such other places in the Borough of Manhattan, The City of New York, as the Company may designate. Unless other arrangements are made, interest will be paid by checks mailed to the Holders at their addresses as they appear in the Security Register. (Sections 202, 305 and 1002) For a description of payments of principal of, premium, if any, and interest on, and transfer of, Book-Entry Securities, and exchanges of Global Securities representing Book-Entry Securities, see "Book-Entry Securities".

  Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders may be given in writing to the Trustee at its Corporate Trust Office, Attention: Corporate Trust Department,450 West 33rd Street, New York, New York 10001 or at any Place of Payment. (Section 105)

  Unless otherwise indicated in the Prospectus Supplement relating thereto and except with respect to Book-Entry Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities and to any other securities which are issued with original issue discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

  Unless otherwise indicated in a Prospectus Supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect Holders.

RESTRICTIONS ON SECURED DEBT

  The Company covenants in the Indenture that it will not, nor will it permit any United States Subsidiary to, create, assume or incur any Lien (except any existing on the date of the Indenture) upon any of its or their Principal Properties, whether owned at such date or thereafter acquired, as security for any indebtedness without making effective provision, and the Company covenants in the Indenture that in any such case effective provision will be made, whereby the Debt Securities shall be secured equally and ratably with (or prior to) any and all other obligations and indebtedness thereby secured; provided, however, that the foregoing restriction shall not apply to: (a) Liens upon any property or assets owned by any Subsidiary when it became a Subsidiary; (b) Liens upon any property acquired after the date of the Indenture, securing the purchase price thereof or created or incurred simultaneously with (or within 180 days after) such acquisition to finance the acquisition of such property or existing on such property at the time of such acquisition, or Liens on improvements made after such date, in each case subject to certain conditions and provided that the principal amount of the obligation or indebtedness secured by such Lien shall not exceed 100% of the cost or fair value (as determined in good faith by the Board of Directors), whichever shall be lower, of the property or improvements at the time of the acquisition or completion thereof; (c) certain renewals, extensions or replacements of the Liens referred to in clauses (a) and (b); (d) certain tax Liens or governmental charges and materialmen's, mechanics', landlords' or other like Liens arising in the ordinary course of business and securing obligations not overdue or which shall be contested in good faith; (e) certain pledges or deposits; (f) any lease; (g) Liens on, and created or arising solely in connection with the tax-exempt financing of, certain facilities; (h) easements or similar encumbrances, the existence of which do not impair the use of the property subject thereto for the purposes for which it is held or was acquired; and (i) Liens arising out of any final judgment for the payment of money aggregating not in excess of $10,000,000 or Liens arising out of any judgments which are being contested in good faith. Certain of the Company's subsidiaries, including its Canadian and Brazilian subsidiaries, are not subject to the foregoing restriction.

  Notwithstanding the above, the Company or any United States Subsidiary may create, assume or incur any Lien that would otherwise be subject to the foregoing restriction, provided that at no time shall the aggregate amount of all outstanding obligations and indebtedness secured by Liens that would otherwise be prohibited by the above, plus the aggregate amount of Attributable Debt in respect of sale and leaseback transactions described in the next succeeding paragraph (other than any such transactions to the extent that the cash portion of the net proceeds of the sale of such property shall have been applied in compliance with clause (b) of the following paragraph), exceed 10% of Consolidated Net Tangible Assets at the end of the next preceding fiscal year of the Company. (Section 1007)

RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

  The Company covenants in the Indenture that it will not, and will not permit any United States Subsidiary to, directly or indirectly, sell or transfer (other than to the Company or a United States Subsidiary) any Principal Property (other than property sold or transferred to an industrial development corporation or governmental instrumentality in connection with a revenue or pollution control financing) owned on the date of the Indenture or thereafter acquired with the intention that the Company or any United States Subsidiary shall take back a lease thereof (other than a lease for a term of not more than three years or a lease entered into solely for tax purposes) unless (a) the net proceeds of such sale shall at least be equal to the fair value (as determined in good faith by the Board of Directors) of such Principal Property, and either (b) an amount equal to the cash portion of the net proceeds of such sale shall be applied within 180 days either before or after the effective date of any such transaction (i) to the retirement of Funded Indebtedness (other than any thereof owed to the Company or any Subsidiary) or (ii) to the retirement of Debt Securities or
(iii) to the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in such sale) having a value at least equal to the cash portion of the net proceeds of such sale or (c) the property, facilities or equipment involved in such sale could have been subjected to a Lien to secure indebtedness in a principal amount equal to the aggregate amount of Attributable Debt in respect of such sale without equally and ratably securing the Debt Securities pursuant to the preceding paragraph. Certain of the Company's subsidiaries, including its Canadian and Brazilian subsidiaries, are not subject to the foregoing restriction. (Section 1008)

RESTRICTIONS ON TRANSFER OF PRINCIPAL PROPERTIES

  The Company covenants in the Indenture that it will not, and will not permit any United States Subsidiary to, transfer (whether by merger, consolidation or otherwise) any Principal Property to any Subsidiary other than a United States Subsidiary unless the Company or such United States Subsidiary receives fair value therefor (as determined in good faith by the Board of Directors) or unless within 120 days of the effective date of such transfer Funded Indebtedness of the Company or a United States Subsidiary, which by its terms is not subordinated to the Debt Securities and is in a principal amount equal to such fair value, is retired (other than any mandatory retirement). Certain of the Company's subsidiaries, including its Canadian and Brazilian subsidiaries, are not subject to the foregoing restriction. (Section 1009)

CERTAIN DEFINITIONS

  "Attributable Debt" means, as to any particular lease entered into after the date of the Indenture under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted to present values as of such time in accordance with generally accepted accounting principles from the respective due dates thereof to such date.

  "Consolidated Net Tangible Assets" means the total amount of assets of the Company and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom: (a) all current liabilities of the Company and its consolidated Subsidiaries and (b) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, such assets and exclusions and deductions therefrom to be in such amounts, if any, as would appear on a consolidated balance sheet of the Company and its consolidated Subsidiaries as of the date of computation, prepared in accordance with generally accepted accounting principles applied on a consistent basis.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

  "Principal Property" means (a) any building, structure or other facility used primarily for manufacturing and located in the United States (other than facilities financed with tax-exempt bonds), in each case the net book value of which on the date as of which the determination is being made shall exceed 1% of Consolidated Net Tangible Assets, and (b) any timberlands in the United States owned in fee or under contract for the purchase of the fee by the Company or any United States Subsidiary other than such timberlands in the aggregate not exceeding 10% of the timberlands acreage in the United States owned in fee or under contract for the purchase of the fee by the Company or any United States Subsidiary on the date as of which any determination shall be made; provided, however, that the term "Principal Property" shall not include any timberlands, buildings, structures, facilities or any portion of any of the foregoing which, in the opinion of the Board of Directors of the Company, shall not be of material importance to the total business conducted by the Company and its Subsidiaries taken as an entirety; and provided, further, that the term "Principal Property" shall not include any timberlands designated by the Board of Directors as being held primarily for development and/or sale, or any timberlands held for the exploitation of minerals or mineral rights.

  "United States Subsidiary" means any Subsidiary other than a Subsidiary which: (a) is not organized under the laws of the United States or any state thereof and does not regularly maintain more than 50% of its operating assets within the continental limits of the United States; (b) is principally engaged in the business of financing; (c) is principally engaged in the business of owning, buying, selling, leasing, dealing in or developing real property; or
(d) is principally engaged in exporting goods or merchandise from or importing goods or merchandise into the United States. (Section 101)

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (a) the corporation formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of (and premium, if any) and interest on the Debt Securities and the performance of the other covenants of the Company under the Indenture, (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (c) such surviving corporation or such Person, as the case may be, shall not immediately thereafter have outstanding indebtedness secured by any Lien not permitted by the Indenture or shall have secured the Debt Securities equally and ratably with (or prior to) any indebtedness secured thereby, and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and any supplemental indenture comply with the Indenture and the conditions precedent therein relating to any such transaction have been complied with. (Section 801)

  The Company may not lease its properties and assets substantially as an entirety to any Person. (Section 803)

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events: (i) default for 30 days in any payment of interest on any Debt Security of such series; (ii) default in the payment of principal of, premium, if any, on any Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment with respect to any Debt Security of such series when due; (iv) default, for 60 days after appropriate notice, in performance of any other covenant or warranty in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of series of Debt Securities other than that series);
(v) certain events of bankruptcy, insolvency or reorganization; or (vi) any other Event of Default provided with respect to Debt Securities of that series. In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of that series) to be due and payable immediately. Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series, except in the event of a failure to pay principal of, premium, if any, or interest on such Debt Security or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of each series affected by such modification or covenant. Upon receipt by the Trustee of any notice pursuant to (iv) above with respect to the Debt Securities of a series all or part of which is represented by a Book-Entry Security, the Trustee shall establish a record date for determining Holders of Outstanding Debt Securities of such series entitled to join in such notice, which record date shall be at the close of business on the day the Trustee receives such notice. (Sections 501, 502 and 513)

  Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture requires the Company to file annually with the Trustee an officers' certificate as to the absence of defaults under the terms of the Indenture. (Section 1011) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal or premium, if any, or interest or any sinking fund instalment) if it considers such to be in the interest of the Holders of the Debt Securities. (Section 602)

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. In the case of Book-Entry Securities, the Indenture requires the Trustee to establish a record date for purposes of determining which Holders are entitled to join in such direction. (Sections 512 and 603)

  No Holder of any Debt Security of any series will have the right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series, (ii) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request to the Trustee to institute such proceeding as Trustee, (iii) such Holder or Holders shall have offered to the Trustee reasonable indemnity, (iv) the Trustee shall have failed to institute such proceeding within 60 days, and (v) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request. (Section 507) However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of and premium (if any) and interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

MODIFICATION AND WAIVER
  Certain modifications and amendments of the Indenture may be made by the Company and the Trustee only with the consent of the Holders of not less than 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any such Debt Security; (ii) reduce the principal amount of, or the premium, if any, or the interest on, any such Debt Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place of payment where, or the coin or currency in which, any principal of (and premium, if any) and interest on, any such Debt Security is payable; (iv) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of the Holders of which is necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage of aggregate principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any modification or amendment to the Indenture. (Section 902)

  The Holders of not less than 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to waive compliance with any covenant or condition under the Indenture. (Section 1012) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES
  Satisfaction and Discharge. Upon the request of the Company, the Indenture will cease to be of further effect (except for certain obligations to register the transfer or exchange of Debt Securities, rights of Holders to receive pay-ments of principal, premium, if any, and interest on the Debt Securities, any other rights of such Holders with respect to amounts deposited with the Trustee in accordance with this paragraph, and the obligations of the Company to the Trustee and any Authenticating Agent), if, among other things, (i) all Out-standing Debt Securities (other than Debt Securities which have been destroyed, lost or stolen and which have been replaced or paid and Debt Securities for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (ii) all such Debt Securities not delivered to the Trustee for cancellation (A) have become due and payable, or (B) will become due and payable at their Stated Maturity within one year, or (C) are to be called for redemption within one year, or
(D) are deemed paid and discharged pursuant to the following paragraph, as ap-plicable, and the Company, in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee in trust for such purpose an amount of money, or in the case of (B) or (C) above and if no Debt Securities of any series Outstanding are subject to repayment at the option of Holders, (I) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the Stated Maturity or Redemption Date, as the case may be, money in an amount, or (II) a combination of money or U.S. Government Obligations as provided in (I) above, in each case sufficient to pay and discharge the entire indebtedness on such Debt Securities, for principal, premium, if any, and in-terest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

  Defeasance and Discharge. The Indenture provides that the Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) on the 91st day after the date of deposit with the Trustee, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money, in an amount sufficient to pay each instalment of principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the Stated Maturity of such payments, or until a Redemption Date designated by the Company, in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, (i) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) such deposit, defeasance and discharge will not cause any Debt Securities of such series then listed on the New York Stock Exchange or other securities exchange to be delisted. (Section 403)

  The Indenture provides that the Company may effect a discharge of the Debt Securities of any series and the Indenture notwithstanding any prior defeasance of certain of the Company's obligations under the Indenture in accordance with the following paragraph. (Section 403)

  Defeasance of Certain Covenants. The Indenture provides that with respect to any series of Debt Securities the Company may elect to omit to comply with the restrictive covenants of the Indenture described herein under "Restrictions on Secured Debt", "Restrictions on Sale and Leaseback Transactions" and "Restrictions on Transfer of Principal Properties" if the Company deposits with the Trustee, in trust, money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money, in an amount sufficient to pay each instalment of principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the Stated Maturity of such payments, or until a Redemption Date designated by the Company, in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 1010)

  Defeasance and Events of Default. In the event the Company omits to comply with certain covenants of the Indenture with respect to any series of Debt Securities as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity, or until a Redemption Date designated by the Company, but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Prospectus Supplement may describe any modifications to the provisions described above, with respect to the Debt Securities or a particular series thereof.

BOOK-ENTRY SECURITIES

  The following description of Book-Entry Securities will apply to any series of Debt Securities issued in whole or in part in the form of a Global Security or Securities except as otherwise provided in the Prospectus Supplement relating thereto.

  Upon issuance, all Book-Entry Securities of like tenor and having the same date of original issue will be represented by a single Global Security. Each Global Security representing Book-Entry Securities will be deposited with, or on behalf of, the Depositary, which will be a clearing agent registered under the 1934 Act. The Global Security will be registered in the name of the Depositary or a nominee of the Depositary which will be identified in the Prospectus Supplement.

  Ownership of beneficial interest in a Global Security representing Book-Entry Securities will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such a Global Security will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interest in such a Global Security by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair this ability to transfer beneficial interests in such a Global Security.

  Payment of principal of, premium, if any, and interest on Book-Entry Securities represented by any Global Security registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owners and Holder of the Global Security representing such Book-Entry Securities. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a Global Security representing such Book-Entry Securities or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by the Depositary's procedures, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

  No Global Security described above may be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

  A Global Security representing Book-Entry Securities is exchangeable for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the 1934 Act, (b) the Company in its sole discretion determines that such Global Security shall be exchangeable for definitive Debt Securities in registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount, and, unless otherwise specified in the Prospectus Supplement relating thereto, in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security.

  Except as provided above, owners of beneficial interests in such Global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Security representing Book-Entry Securities shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

CERTAIN INFORMATION REGARDING THE TRUSTEE

  The Trustee and its affiliates provide credit to the Company and its subsidiaries from time to time. The largest amount of borrowings by the Company and its subsidiaries from the Trustee and its affiliates outstanding at any time during 1994 was $19,000,000. In addition, commercial paper issued by a subsidiary of the Company, the largest amount of which outstanding at any time during 1994 was $19,000,000, was secured by a letter of credit issued by an affiliate of the Trustee. The Trustee acts as trustee under two indentures relating to tax-exempt financings of the Company. Also, two members of the Company's Board of Directors serve as members of the board of directors of the Trustee's parent corporation and the Trustee; one of these individuals is the Chairman and Chief Executive Officer of the Company and the other is the Chairman and Chief Executive Officer of the Trustee's parent corporation and the Trustee. Additionally, affiliates of the Trustee provide other banking services to the Company and its subsidiaries, including pension fund investment management and cash management services. The Company anticipates that it and its subsidiaries will continue to conduct banking transactions with, and utilize other banking services of, the Trustee and affiliates of the Trustee in the normal course of their business.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Brothers Inc or another underwriter acting alone or may be a group of underwriters represented by firms including one or more of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Brothers Inc. Unless otherwise indicated in the Prospectus Supplement, any underwriters will be obligated to purchase all of the Offered Debt Securities if any are purchased. Only underwriters named in each Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sales of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the 1933 Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

  Goldman, Sachs & Co. has acted as financial advisor to the Company and has performed services in connection with the underwriting and sale of securities on behalf of the Company for which it has received fees. The Company anticipates that Goldman, Sachs & Co. will provide similar services in the future. John L. Weinberg, a director of the Company and a member of the Committee on Board Affairs and the Compensation and Stock Option Committee of the Company's Board of Directors, was Senior Partner of The Goldman Sachs Group, L.P. and its principal affiliate Goldman, Sachs & Co., until November 30, 1990, when he retired as a general partner and became Senior Chairman of The Goldman Sachs Group, L.P. In July 1991, Mr. Weinberg became Senior Chairman of Goldman, Sachs & Co.

                          VALIDITY OF DEBT SECURITIES

  Unless otherwise specified in a Prospectus Supplement, the validity of the Debt Securities will be passed upon for the Company by Lawrence A. Fox, Esq., Vice President and Secretary of the Company, and, if sold to or through underwriters, by Sullivan & Cromwell, New York, New York. Mr. Fox holds options to acquire 9,050 shares of the Company's Common Stock and, as of October 31, 1995, 2,326 shares of the Company's Common Stock were held for his account under an employee benefit plan.

                                    EXPERTS

  The audited financial statements and schedules incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Available Information...................................................... S-2
The Company................................................................ S-2
Use of Proceeds............................................................ S-3
Description of Debentures.................................................. S-3
Capitalization............................................................. S-5
Selected Financial Information............................................. S-6
Recent Developments........................................................ S-7
Underwriting............................................................... S-7
Legal Opinions............................................................. S-8
Experts.................................................................... S-8
                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Documents by Reference....................................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   3
Description of Debt Securities.............................................   3
Plan of Distribution.......................................................  12
Validity of Debt Securities................................................  12
Experts....................................................................  12

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                                 $200,000,000

                            CHAMPION INTERNATIONAL
                                  CORPORATION

                               6.40% DEBENTURES
                             DUE FEBRUARY 15, 2026

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                             PROSPECTUS SUPPLEMENT

                               ----------------

                             GOLDMAN, SACHS & CO.

                             SALOMON BROTHERS INC

                      REPRESENTATIVES OF THE UNDERWRITERS

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